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                   COCA-COLA ENTERPRISES INC.                       EXHIBIT 12

               EARNINGS TO COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS
                   (In millions except ratios)

                                                            Quarter ended
                                                       -----------------------
                                                       March 30,     March 31,
                                                         2001           2000
                                                       ---------     ---------
Computation of Earnings:
  Loss from continuing operations before
   income taxes.....................................   $  (126)      $   (51)
  Add:
    Interest expense................................       189           189
    Amortization of debt premium/
     discount and expenses..........................         3             8
    Interest portion of rent expense................         6             6
                                                       -------       -------
Earnings as Adjusted................................   $    72       $   152
                                                       =======       =======
Computation of Fixed Charges:
  Interest expense..................................   $   189       $   189
  Capitalized interest..............................         1            --
  Amortization of debt premium/
   discount and expenses............................         3             8
  Interest portion of rent expense..................         6             6
                                                       -------       -------
Fixed Charges.......................................       199           203
Preferred stock dividends (a).......................         1             1
                                                       -------       -------
Combined Fixed Charges and Preferred Stock
 Dividends..........................................   $   200       $   204
                                                       =======       =======
Ratio of Earnings to Fixed Charges (d)..............        (b)           (c)
                                                       =======       =======
Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends (d)......................        (b)           (c)
                                                       =======       =======

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for March 30, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $127 million and $128 million, respectively.
(c) Earnings for March 31, 2000 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $51 million and $52 million, respectively.
(d) Ratios were calculated prior to rounding to millions.